UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Cogent Communications Group, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

19239V104

(CUSIP Number)

Edward F. Glassmeyer
Oak Management Corporation
One Gorham Island
Westport, CT  06880
(203) 226-8346

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:
Michael J. Herling, Esq.
Finn Dixon & Herling LLP
One Landmark Square
Stamford, CT 06901
(203) 325-5000

February 15, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oak Investment Partners IX, Limited Partnership 06-1556218

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 91,627,271

	8.	Shared Voting Power None.

	9.	Sole Dispositive Power 91,627,271

	10.	Shared Dispositive Power None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 91,627,271

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 14.1%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oak Associates IX, LLC 06-1556230

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 91,627,271

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 91,627,271

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 91,627,271

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 14.1%

14.	Type of Reporting Person (See Instructions) OO-LLC

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oak IX Affiliates Fund - A, Limited Partnership 06-1571899

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,183,217

	8.	Shared Voting Power None.

	9.	Sole Dispositive Power 2,183,217

	10.	Shared Dispositive Power None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,183,217

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0.3%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oak IX Affiliates Fund, Limited Partnership 06-1556229

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 989,482

	8.	Shared Voting Power None.

	9.	Sole Dispositive Power 989,482

	10.	Shared Dispositive Power None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 989,482

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0.2%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oak IX Affiliates, LLC 06-1556233

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 3,172,699

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 3,172,699

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,172,699

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0.5%

14.	Type of Reporting Person (See Instructions) OO-LLC

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oak Management Corporation 06-0990851

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 94,799,970

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 94,799,970

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 94,799,970

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 14.6%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bandel L. Carano

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 94,799,970

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 94,799,970

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 94,799,970

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 14.6%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gerald R. Gallagher

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 94,799,970

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 94,799,970

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 94,799,970

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 14.6%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Edward F. Glassmeyer

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 94,799,970

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 94,799,970

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 94,799,970

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 14.6%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Fredric W. Harman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 94,799,970

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 94,799,970

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 94,799,970

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 14.6%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ann H. Lamont

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 94,799,970

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 94,799,970

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 94,799,970

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 14.6%

14.	Type of Reporting Person (See Instructions) IN

Amendment No. 2 to

Statement on Schedule 13D

This Amendment No. 2 to Statement on Schedule 13D relates to the beneficial ownership of common stock, par value $0.001 per share (the “Common Stock”), of Cogent Communications Group, Inc., a Delaware corporation (the “Company”).  This Amendment No. 2 to Schedule 13D is being filed on behalf of Oak Investment Partners IX, Limited Partnership, a Delaware limited partnership (“Oak Investment Partners IX”), Oak Associates IX, LLC, a Delaware limited liability company (“Oak Associates IX”), Oak IX Affiliates Fund - A, Limited Partnership, a Delaware limited partnership (“Oak IX Affiliates Fund - A”), Oak IX Affiliates Fund, Limited Partnership, a Delaware limited partnership (“Oak IX Affiliates Fund”), Oak IX Affiliates, LLC, a Delaware limited liability company (“Oak IX Affiliates”), Oak Management Corporation, a Delaware corporation (“Oak Management”), Bandel L. Carano, Gerald R. Gallagher, Edward F. Glassmeyer, Fredric W. Harman and Ann H. Lamont (collectively, the “Reporting Persons”), and amends and supplements the Schedule 13D filed with the Commission by the Reporting Persons on August 8, 2003, as amended by the Amendment No. 1 to Statement on Schedule 13D filed with the Commission by the Reporting Persons on April 6, 2004. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 is hereby amended and supplemented by the addition of the following paragraph[s]:

On January 27, 2005, the Company, Oak Investment Partners IX, Oak IX Affiliates Fund, Oak IX Affiliates Fund-A and certain other stockholders of the Company agreed in principle to convert their shares of the Company’s Series F Participating Convertible Preferred Stock, par value $.001 per share (the “Series F Preferred Stock”), Series G Participating Convertible Preferred Stock, par value $.001 per share (the “Series G Preferred Stock”), Series H Participating Convertible Preferred Stock, par value $.001 per share (the “Series H Preferred Stock”), Series I Participating Convertible Preferred Stock, par value $.001 per share (the “Series I Preferred Stock”), Series J Participating Convertible Preferred Stock, par value $.001 per share (the “Series J Preferred Stock”), Series K Participating Convertible Preferred Stock, par value $.001 per share (the “Series K Preferred Stock”), Series L Participating Convertible Preferred Stock, par value $.001 per share (the “Series L Preferred Stock”) and Series M Participating Convertible Preferred Stock, par value $.001 per share (the “Series M Preferred Stock”) and together with the Series F Preferred Stock, the Series G Preferred Stock, the Series I Preferred Stock, the Series J Preferred Stock, the Series K Preferred Stock, and the Series L Preferred Stock, collectively, the “Preferred Stock”) into shares of Common Stock, in accordance with the terms of the respective Certificate of Designations, Preferences and Relative, Participating, Optional and Other Special Rights and Qualifications, Limitations and Restrictions for such series of Preferred Stock.

On February 9, 2005, Oak Investment Partners IX, Oak IX Affiliates Fund and Oak IX Affiliates Fund-A entered into a conversion and lock-up letter agreement with the Company and certain other investors (the “Conversion Agreement”), listed as Exhibit E hereto, pursuant to such holders of Preferred Stock agreed to, among other things, to convert all shares of Preferred Stock into shares of Common Stock and a 180-day lock-up period (with certain exceptions and limitations) with respect to the shares of Common Stock held by them.

On February 15, 2005, the Conversion Agreement was consummated.  Pursuant to the terms of the Conversion Agreement, (i) Oak Investment Partners IX converted its 9,665 shares of Series G Preferred Stock into 56,707,616 shares of Common Stock, 290 shares of Series I Preferred Stock into 1,797,892 shares of Common Stock, 522 shares of Series J Preferred Stock into 16,181,029 shares of Common Stock, and 483 shares of Series M Preferred Stock into 14,979,851 shares of Common Stock; (ii) Oak IX Affiliates Fund converted its 103 shares of Series G Preferred Stock into 604,334 shares of

Common Stock, 3 shares of Series I Preferred Stock into 18,599 shares of Common Stock, 6 shares of Series J Preferred Stock into 185,989 shares of Common Stock, and 5 shares of Series M Preferred Stock into 159,660 shares of Common Stock; and (iii) Oak IX Affiliates Fund-A converted its 232 shares of Series G Preferred Stock into 1,361,217 shares of Common Stock, 7 shares of Series I Preferred Stock into 43,397 shares of Common Stock, 12 shares of Series J Preferred Stock into 371,978 shares of Common Stock, and 12 shares of Series M Preferred Stock into 359,559 shares of Common Stock.

Item 4.	Purpose of Transaction
The last seven paragraphs contained in Item 4 are hereby deleted and replaced by the following:

Stockholders Agreement - Board Representation.  In connection with the conversion of the Preferred Stock into Common Stock, Oak Investment Partners IX, Oak IX Affiliates Fund and Oak IX Affiliates Fund - A entered into a Sixth Amended and Restated Stockholders Agreement (the “Stockholders Agreement”), dated as of February 9, 2005, by and among the Company and certain stockholders of the Company, listed as Exhibit C hereto.  Pursuant to the terms of Stockholders Agreement, certain investors are entitled to nominate persons to the Board of Directors of the Company, and each of the stockholders that are a party to the Stockholders Agreement agree to vote his or its shares of Common Stock to elect such persons to the Board of Directors of the Company.  Oak Investment Partners IX (and its affiliates) is entitled to nominate one member to the Board of Directors of the Company and such designee on the Board of Directors is currently Edward F. Glassmeyer.

Stockholders Agreement – Right of First Offer With Respect to Additional Issuances of Securities by the Company.  Pursuant to the terms of the Stockholders Agreement, the Company is obligated to offer any additional sales or other issuances of securities of the Company first to the stockholders who are a party to the Stockholders Agreement and hold at least a certain number of shares of Common Stock as set forth in the Stockholders Agreement.  As of the date hereof, Oak Investment Partners IX (and its affiliated funds) is entitled to such right to first offer.

Stockholders Agreement – Right of First Refusal and Right of Participation With Respect to Stock Held by David Schaeffer.  Pursuant to the terms of the Stockholders Agreement, the stockholders who are a party to the Stockholders Agreement have a right of first refusal and a right of participation with respect to certain dispositions of securities held by David Schaeffer.

Registration Rights Agreement - Registration of Shares of Common Stock for Resale. Oak Investment Partners IX, Oak IX Affiliates Fund and Oak IX Affiliates Fund - A entered into a Seventh Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”) with the Company and certain other investors, dated as of October 26, 2004, listed as Exhibit D hereto. Pursuant to the terms of the Registration Rights Agreement, at any time after the earlier of (i) July 31, 2006 and (ii) the date that is 6 months after the first public offering of securities of the Company after the date of the Registration Rights Agreement, the holders of more than 50% of the Common Stock issued or issuable upon the conversion of the Series F Preferred Stock, Series G Preferred Stock, Series I Preferred Stock, Series J Preferred Stock, Series K Preferred Stock, Series L Preferred Stock and Series M Preferred Stock (or otherwise distributed in respect of the Series F Preferred Stock, Series G Preferred Stock, Series I Preferred Stock, Series J Preferred Stock, Series K Preferred Stock, Series L Preferred Stock and Series M Preferred Stock) may request the Company to register the Common Stock issued or issuable upon the conversion of the Series F Preferred Stock, Series G Preferred Stock, Series I Preferred Stock, Series J Preferred Stock, Series K Preferred Stock, Series L Preferred Stock and Series M Preferred Stock (or otherwise distributed in respect of the Series F Preferred Stock, Series G Preferred Stock, Series I Preferred Stock, Series J Preferred Stock, Series K Preferred Stock, Series L Preferred Stock and Series M Preferred Stock).

The foregoing summary of the Stockholders Agreement and the Registration Rights Agreement and the agreements and transactions contemplated thereby is qualified in its entirety by reference to the Stockholders Agreement and the Registration Rights Agreement, listed as Exhibits C and D hereto, respectively, and incorporated herein by reference.

Except as set forth above in this statement, none of the Reporting Persons has any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary  corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company’s business or corporate structure; (vii) changes in the Company’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer
Item 5 is hereby amended and restated in its entirety as follows:

(a) and (b)              The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Persons is based upon 16,549,7418shares of Common Stock outstanding as of December 31, 2004, plus 631,390,999 shares of Common Stock issuable as a result of the consummation of the Conversion Agreement as reported in the Company’s S-1 Registration statement filed with the Commission on February 14, 2005.

Amounts shown as beneficially owned by each of Oak Investment Partners IX, Oak Associates IX, Oak Management, Bandel L. Carano, Gerald R. Gallagher, Edward F. Glassmeyer, Fredric W. Harman and Ann H. Lamont include 91,627,271 shares of Common Stock directly owned by Oak Investment Partners IX.

Amounts shown as beneficially owned by each of Oak IX Affiliates Fund, Oak IX Affiliates, Oak Management, Bandel L. Carano, Gerald R. Gallagher, Edward F. Glassmeyer, Fredric W. Harman and Ann H. Lamont include 989,482 shares of Common Stock directly owned by Oak IX Affiliates Fund.

Amounts shown as beneficially owned by each of Oak IX Affiliates Fund - A, Oak IX Affiliates, Oak Management, Bandel L. Carano, Gerald R. Gallagher, Edward F. Glassmeyer, Fredric W. Harman and Ann H. Lamont include 2,183,217 shares of Common Stock directly owned by Oak IX Affiliates Fund – A.

By virtue of their potential status as a “group” with the stockholders of the Company that are parties to the Stockholders Agreement (which stockholders are set forth in Item 6 below) due to the voting agreement with respect to the appointment of directors set forth in the Stockholders Agreement, for purposes of Rule 13d-5, each of the Reporting Persons may be deemed to have shared voting and dispositive power over the shares owned by such stockholders.  Except to the extent explicitly set forth herein, neither the filing of this statement nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of any Common Stock referred to in this statement for the purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose, and such beneficial ownership is expressly disclaimed.
Please see Items 7, 8, 9, 10, 11, and 13 for each cover sheet for each Reporting Person.
(c) Except as set forth in Item 4 above, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

(d)           Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is hereby amended and restated in its entirety as follows:

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement attached hereto as Exhibit A, with respect to the joint filing of this statement and any amendment or amendments hereto.

The Purchase Agreement was entered into as of June 26, 2003. Certain terms and conditions of the Purchase Agreement and the Certificate of Designation are described in Items 3 - 5 above.

The Stockholders Agreement was entered into as of February 9, 2005  by the Company, BNP Europe Telecom & Media Fund II, LP, Natio Vie Developpement 3, FCPR, Oak Investment Partners IX, Oak IX Affiliates Fund, Oak Investment Partners Affiliates Fund – A, Jerusalem Venture Partners III, L.P., Jerusalem Venture Partners III (Israel), L.P., Jerusalem Venture Partners Entrepreneurs Fund III, L.P., Jerusalem Venture Partners IV, L.P., Jerusalem Venture Partners IV (Israel), L.P., Jerusalem Venture Partners IV – A, L.P., Jerusalem Venture Partners Entrepreneurs Fund IV, L.P., Worldview Technology Partners III, L.P., Worldview Technology International III, L.P., Worldview Strategic Partners III, L.P., Worldview III Carrier Fund, L.P., Worldview Technology Partners IV, L.P., Worldview Technology International IV, L.P., Worldview Strategic Partners IV, L.P., Broadview Capital Partners L.P., Broadview Capital Partners Qualified Purchaser Fund L.P., Boulder Ventures IV, L.P., Boulder Ventures IV (Annex), L.P., NAS Partners I L.L.C., Nassau Capital Partners IV, L.P., David Schaeffer and certain other stockholders party thereto.  Certain terms and conditions of the Stockholders Agreement are described in Item 4 above.

The Registration Rights Agreement was entered into as of October 26, 2004. Certain terms and conditions of the Registration Rights Agreement are described in Item 4 above.
Item 7.	Material to Be Filed as Exhibits
Item 7 is hereby amended and restated in its entirety as follows:
Exhibit A	Agreement of Reporting Persons, dated February 22, 2005, among the Reporting Persons.
Exhibit B	Power of Attorney dated February 7, 2003 (previously filed with the Commission on August 8, 2003).

Exhibit C

Sixth Amended and Restated Stockholders Agreement, dated as of February 9, 2005, by and among the Company and the stockholders named therein (filed as Exhibit 10.02 to the Company’s Form 8-K filed with the Commission on February 15, 2005, and incorporated herein by reference).

Exhibit D

Seventh Amended and Restated Registration Rights Agreement, dated as of August 12, 2004, by and among the Company and the stockholders named therein (filed as Exhibit 10.2 to the Company’s Form S-1 Registration Statement filed with the Commission on February 14, 2005, and incorporated herein by reference).

Exhibit E

Conversion and Lock-up Letter Agreement, dated as of February 9, 2005, among and between the Company and certain of its preferred stockholders (filed as Exhibit 10.01 to the Company’s Form 8-K filed with the Commission on February 15, 2005, and incorporated herein by reference)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 22, 2005

Entities:

Oak Investment Partners IX, Limited Partnership
Oak Associates IX, LLC
Oak IX Affiliates Fund - A, Limited Partnership
Oak IX Affiliates Fund, Limited Partnership
Oak IX Affiliates, LLC
Oak Management Corporation

	By:	/s/ Edward F. Glassmeyer
Edward F. Glassmeyer, as
General Partner or
Managing Member or as
Attorney-in-fact for the
above-listed entities

Individuals:

Bandel L. Carano
Gerald R. Gallagher
Edward F. Glassmeyer
Fredric W. Harman
Ann H. Lamont

	By:	/s/ Edward F. Glassmeyer
Edward F. Glassmeyer,
Individually and as
Attorney-in-fact for the
above-listed individuals

INDEX TO EXHIBITS

EXHIBIT A	Agreement of Reporting Persons, dated February 22, 2005, among the Reporting Persons.

EXHIBIT B	Power of Attorney dated February 7, 2003 (previously filed with the Commission on August 8, 2003).

EXHIBIT C

Sixth Amended and Restated Stockholders Agreement, dated as of February 9, 2005, by and among the Company and the stockholders named therein (filed as Exhibit 10.02 to the Company’s Form 8-K filed with the Commission on February 15, 2005, and incorporated herein by reference).

EXHIBIT D

Seventh Amended and Restated Registration Rights Agreement, dated as of August 12, 2004, by and among the Company and the stockholders named therein (filed as Exhibit 10.2 to the Company’s Form S-1 Registration Statement filed with the Commission on February 14, 2005, and incorporated herein by reference)..

EXHIBIT E

Conversion and Lock-up Letter Agreement, dated as of February 9, 2005, among and between the Company and certain of its preferred stockholders (filed as Exhibit 10.01 to the Company’s Form 8-K filed with the Commission on February 15, 2005, and incorporated herein by reference)

Exhibit A

Agreement of Reporting Persons

Each of the undersigned hereby agrees that the Amendment No. 1 to Schedule 13D filed on the date hereof with respect to the shares of Common Stock of Cogent Communications Group, Inc. has been filed on behalf of the undersigned.

Signature

Dated: February 22, 2005

Entities:

Oak Investment Partners IX, Limited Partnership
Oak Associates IX, LLC
Oak IX Affiliates Fund - A, Limited Partnership
Oak IX Affiliates Fund, Limited Partnership
Oak IX Affiliates, LLC
Oak Management Corporation

	By:	/s/ Edward F. Glassmeyer
Edward F. Glassmeyer, as
General Partner or
Managing Member or as
Attorney-in-fact for the
above-listed entities

Individuals:

Bandel L. Carano
Gerald R. Gallagher
Edward F. Glassmeyer
Fredric W. Harman
Ann H. Lamont

	By:	/s/ Edward F. Glassmeyer
Edward F. Glassmeyer,
Individually and as
Attorney-in-fact for the
above-listed individuals